Exhibit 99.1

Nasdaq Hearing Panel determined to delist shares of Rosetta Genomics from Nasdaq Stock Market effective May 22, 2018

PHILADELPHIA, PA and REHOVOT, ISRAEL / ACCESSWIRE / May 18, 2018 / Rosetta Genomics Ltd. (the “Company”) (NASDAQ: ROSG) announced today that on May 18, 2018, it received a decision letter from NASDAQ Stock Market (“Nasdaq”) following a hearing that was held on May 17, 2018, informing the Company that the Nasdaq Hearing Panel has determined to delist the shares of the Company from the Nasdaq Stock Market and will suspend trading in those shares effective at the open of business on Tuesday, May 22, 2018.

On April 16, 2018, the Nasdaq staff notified the Company that it was in violation of Listing Rule 5250(f) for failure to timely pay its annual listing fee. The Company appealed the delisting, which preserved the listing status quo pending a hearing. The Nasdaq staff notified the Company on April 24 and May 10, 2018 of additional deficiencies that also constituted grounds for delisting, insomuch as the Company had failed to maintain stockholders’ equity of over $2.5 million (Listing Rule 5550(b) or to timely file its Form 20-F for the period ended December 31, 2017 (Listing Rule 5250(c)(1).

Following the hearing, on May 18, 2018, the Panel issued a letter to the Company informing the Company of the determination to delist the Company’s shares and to suspend trading of the shares on the Nasdaq Stock Market effective at the open of business on May 22, 2018.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA-based CAP-accredited, CLIA-certified lab.

Rosetta Genomics Investor Contact:

Ron Kalfus

ronk@rosettagx.com

(949) 587-7522

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